REDCORP

NEWS RELEASE

October 26, 2006 News Release 06-22

LAGOA SALGADA PROJECT, PORTUGAL
Drill Program Commencing

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redcorp Empreendimentos Mineiros Unipessoal Lda ("REM") (together, the "Company"), are pleased to announce that Hy-Tech Drilling 2006 Unipessoal Lda, has been contracted for drilling operations on the Company's Lagoa Salgada Project in Portugal.

A 6000 meter drill program of 10 to 12 holes using one drill-rig is expected to commence on November 2, 2006 and is expected to be completed by February/March of 2007. The Company has already begun work on the project with electro-magnetic ("EM") geophysical surveys in progress on prospective targets on the Lagoa Salgada Project. The new geophysical data will be used to refine drill hole locations. A total of 13 line-km of EM data has already been collected, with additional surveys to be performed.

Terence Chandler, President of Redcorp states: "The planned program of drilling will evaluate both the existing deposit and some of the untested gravity anomalies and EM anomalies suggestive of satellite massive sulphide lenses near the Lagoa Salgada deposit We are excited about the potential of this project within the prolific Iberian Pyrite Belt which hosts numerous large VMS deposits. We are also pleased to be working with Hy-Tech on this program as their parent company has completed over 60,000m of drilling for Redcorp's subsidiary Redfern Resources Ltd on its Tulsequah project."

The Lagoa Salgada Project was acquired by the Company in November 2004 and covers a volcanogenic massive sulphide (VMS) copper-zinc-lead-silver-gold deposit discovered by the Portuguese geological survey in 1992 and subsequently expanded by exploration conducted by a consortium of the Portuguese government and a subsidiary of RTZ Corporation. The historic drilling has outlined a sizable deposit which remains open to expansion. Significant intersections from the historic drilling programs include hole *LS22* which intersected 65.8 meters grading 0.3 % copper, 5.5% lead, 8.7% zinc, 108.7 g/t silver and 1.55 g/t gold. Information from the historic work including other significant past drilling results were reported in a previous news release and are posted on the Company's website. The Lagoa Salgada mineralized zones also contain anomalous levels of tin and associated alteration mineralogy, similar to the producing Neves Corvo deposits located approximately 70 km southwest.

The Lagoa Salgada Project is a 415 square kilometer contiguous land package within the Iberian Pyrite Belt. The Iberian Pyrite belt is host to the largest concentration of VMS deposits in the world, and hosts several world class deposits including the Neves Corvo Mine and the Aljustrel lead-zinc silver mine, currently in construction, both owned by EuroZinc Mining Corporation.

Historic mineral resource estimates do not exist for the Lagoa Salgada Project. The Company plans to engage a qualified independent Qualified Person ("QP") to complete a 43-101 compliant resource calculation based on both historic and current drilling information. An announcement will be made once that process is finalized.

Redcorp also wishes to report that its subsidiary Redfern Resources Ltd. is completing the final underground holes of the Tulsequah Chief Project's 2006 work program. The final underground drill holes of the 2006 program at the Tulsequah Chief Mine, are designed to provide material for metallurgical studies. The metallurgical studies will be undertaken after the Company receives results from the ongoing feasibility study. Redfern is awaiting results for numerous holes from the Tulsequah Project, which will be reported as holes are finalized and compiled.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Lagoa Salgada property can be obtained on the Company's website at www.redcorp-ventures.com or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Lagoa Salgada Project.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Lagao Salgada and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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